Exhibit 99.2

To:  [Eligible Employees]

From:  Greg Forrest

Date:  February 13, 2009

Subject:  Stock Option Exchange Program

I am pleased to share with you that our Board of Directors has approved a stock option exchange program for eligible employees who hold eligible options, subject to shareholder approval of the program at our annual shareholder meeting on April 7, 2009.

If approved, the option exchange program will give eligible employees the opportunity to exchange certain out-of-the-money (or “underwater”) stock options for a lesser number of new stock options at a new exercise price based upon the market price of our stock at the time the new options are granted.   The program will be made available to employees who hold options with an exercise price between $2.95 and $4.14 and which expire on or after October 19, 2011.   Participation in the option exchange program will be completely voluntary.

If approved by the shareholders, the program is expected to commence sometime in the six months following the shareholder meeting.  Due to possible fluctuations in our stock price before that time or other changes in circumstances, the Board of Directors has reserved the right to cancel or postpone the program as the Board deems appropriate.

If we receive stockholder approval for our exchange program, we will provide all eligible employees with the specific tender offer details if and when the program commences.  This information will be provided in a Tender Offer Statement on Schedule TO, as the program will be regulated and subject to specific rules governing such offers.  Our proxy statement for our annual meeting of shareholders (which you may receive if you are also a shareholder) will also contain information about this proposal for purposes of soliciting shareholder approval only, and does not mean that we have commenced this offer.

I will let you know more about the option exchange program following the annual meeting.  In the meantime, I want you to know that we continue to value you and your contributions to XETA.

Greg Forrest

President and Chief Executive Officer

Required Legal Notice

The tender offer described in this communication has not yet commenced. Persons who are eligible to participate in the tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer.   XETA Technologies will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) at the time the tender offer.   XETA Technologies stockholders and option holders will be able to obtain these written materials and other documents filed by XETA with the SEC free of charge from the SEC’s website at www.sec.gov.

In connection with the proposal to be voted on by stockholders discussed in this communication, XETA Technologies is filing relevant materials with the SEC, including a proxy statement.  Investors and security holders are urged to read the proxy statement and the other relevant materials when they become available before making any voting decision with respect to the tender offer described in this notice.